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                                                                      EXHIBIT 99

Release:    Wed. Sept. 13:  5:00 p.m. EDT
Contact:    Michael S. Poteshman   (407) 826-4522


                   TUPPERWARE TO ACQUIRE BEAUTICONTROL, INC.

     ORLANDO, Fla., September 13, 2000 -- Tupperware Corporation (NYSE: TUP) today announced plans to acquire BeautiControl, Inc., (NASDAQ: BUTI) a Dallas-based direct seller of high-quality beauty and nutritional products.

     The acquisition of BeautiControl will leverage Tupperware's worldwide infrastructure, and direct selling management expertise to grow a separate beauty business in the U.S. and in vibrant international markets.

     BeautiControl will operate as a separate division, with its unique branding, product lines and sales force. The Tupperware sales force will not sell BeautiControl's products or vice versa.

     BeautiControl, Inc. is a 20-year-old direct selling company with a sales force of more than 50,000 independent consultants who sell through party-plan direct selling as well as on the Internet.

     In 1999, BeautiControl had retail sales of $130 million. For the six-month period ended May 31, 2000, it reported net income of $2 million on $33 million in net company sales ($65 million in retail sales).

     As part of the agreement, Tupperware will promptly commence a cash tender offer of $7.00 per share for the common stock of BeautiControl. Shareholders owning approximately 47% of BeautiControl shares have already agreed to tender their shares. Any shares not purchased at the close of the tender offer shall be acquired for $7.00 per share in cash in a subsequent merger.

     The total value of the transaction will be approximately $60 million. Tupperware will finance the acquisition with available borrowings. The closing is subject to certain conditions, including anti-trust clearance and the tender of a majority of BeautiControl shares.

     "Tupperware is re-defining direct selling," said Rick Goings, Chairman and CEO of Tupperware. "That means not only creating new ways to reach and serve consumers, but leveraging our strengths, skills and infrastructure to add and grow other premium businesses. BeautiControl is an ideal addition to the Company because it brings not only a high quality product line, but a highly trained sales force that will be expanded here in the U.S., and in other large beauty products markets such as those in Latin America.

     Additionally we are glad that Dick and Jinger Heath, co-founders of BeautiControl will continue to lead the business."

     "We at BeautiControl are pleased to become a part of a company with more than 50 years of direct selling leadership and a brand that has become a household word", said Dick and Jinger Heath. "We see a strategic match with Tupperware and know our sales force will be excited to be associated with such a great company to achieve increased growth."

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     Due to the timing of this transaction, it is not expected to impact
Tupperware's year 2000 results. Looking forward, the inclusion of BeautiControl is expected to be mildly dilutive in 2001 and 2002, before becoming accretive in 2003.

     In terms of the outlook for Tupperware, for the third quarter, excluding the negative impact of foreign exchange, the target continues to be a modest increase in sales. Including foreign exchange, the net income target continues to be about double last year. The negative impact from foreign exchange included in this outlook is 2 to 4 cents per share coming from Europe. For the full year, the target remains at a high single-digit sales increase and an increase in net income in the 30-percent range, excluding the negative impact of foreign exchange. Using current rates, the negative foreign exchange impact for the full year is 22 to 24 cents per share, primarily related to Europe.

     Tupperware and BeautiControl will conduct a joint conference call on Thursday, September 14, 2000 at 8:30 a.m. Eastern time. The conference call will be simulcast and archived on StreetFusion.com and Tupperware.com. This can be accessed through the StreetFusion.com website, www.streetfusion.com or www.tupperware.com/company/investor/.

     Statements contained in this release which are not historical fact may be forward-looking statements. These statements involve risks and uncertainties which include the integration of BeautiControl as a separate operation of Tupperware, recruiting and activity levels of the independent sales forces, the success of new product introductions and promotional programs, the effects of economic conditions generally and foreign exchange risk in particular, and other risks detailed in the Company's report on Form 8-K dated February 28, 1997, as filed with the Securities and Exchange Commission.

     Tupperware Corporation, a $1.0 billion multinational company, is one of the world's leading direct sellers and suppliers of food storage, preparation and serving items, with premium products reaching consumers in more than 100 countries. Tupperware's web site address is www.tupperware.com, and its stock is listed on the New York Stock Exchange.

     WE URGE HOLDERS OF BEAUTICONTROL COMMON STOCK TO READ THE TENDER OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tupperware will be available free of charge from Tupperware at 14901 S. Orange Blossom Trail, Orlando, FL 32837, Attn: Corporate Secretary. Documents filed with the SEC by BeautiControl will be available free of charge from BeautiControl at 2121 Midway, Carrollton, TX 75006, Attn: Corporate Secretary.

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